March 3, 2016

Dominion, Questar File Merger Applications in Utah, Wyoming
RICHMOND, Va. - Dominion Resources, Inc. (NYSE: D) and Questar Corporation (NYSE: STR) announced today that they have jointly filed merger applications with the Public Service Commission of Utah and the Wyoming Public Service Commission regarding the pending combination that was announced on Feb. 1, 2016. The companies also provided notice of the proposed transaction to the Idaho Public Utilities Commission.

The pending merger would create an integrated energy company serving about 2.5 million electric utility customers and 2.3 million gas utility customers in seven states. The combined company also would operate more than 15,500 miles of natural gas transmission, gathering and storage pipelines, one of the nation's largest natural gas storage systems, and approximately 24,300 megawatts of electric generation.

Closing of the transaction also requires approval of Questar’s shareholders. In February, the Federal Trade Commission granted early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act with respect to the transaction.

The companies expect the transaction to close in 2016.

About Dominion
Dominion is one of the nation’s largest producers and transporters of energy, with a portfolio of approximately 24,300 megawatts of generation, 12,200 miles of natural gas transmission, gathering and storage pipeline, and 6,500 miles of electric transmission lines. Dominion operates one of the nation’s largest natural gas storage systems with 933 billion cubic feet of storage capacity and serves utility and retail energy customers in 14 states. For more information about Dominion visit the company’s website at www.dom.com.

About Questar
Questar Corp. is a Rockies-based integrated natural gas company operating through three principal subsidiaries: Questar Gas provides retail natural gas distribution in Utah, Wyoming and Idaho; Wexpro develops and produces natural gas on behalf of Questar Gas; and Questar Pipeline operates interstate natural gas pipelines and storage facilities in the Western U.S. For more information, visit Questar’s website at: www.questar.com.

This news release includes certain "forward-looking information." Examples include information as to Dominion’s expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this release. Factors that could cause actual results to differ from those in the forward-looking statements may accompany the statements themselves. In addition, Dominion’s business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our ability to control or estimate precisely, such as the ability to obtain the required approval of Questar’s shareholders; the risk that Dominion or Questar may be unable to obtain necessary regulatory approvals for the transaction or required regulatory approvals may delay the transaction or cause the parties to abandon the transaction; the risk that conditions to the closing of the transaction or the committed debt financing may not be satisfied; and the risk that an unsolicited offer for the assets or capital stock of Questar may interfere with the transaction. We have identified and will in the future identify a number of these factors in our SEC Reports on Forms 10-K and 10-Q. We refer you to those discussions for further information. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made.

Additional information and where to find it
This communication may be deemed to be solicitation material in respect of the merger of Questar and a subsidiary of Dominion. In connection with the merger, Questar intends to file relevant materials with the SEC, including a proxy statement in preliminary and definitive form, and deliver a copy of the proxy statement to its shareholders. Investors of Questar are urged to read the definitive proxy statement and other relevant documents carefully and in their entirety when they become available because they will contain important information about Dominion, Questar, the merger and related matters. Investors may obtain a free copy of these materials (when they are available) and other documents filed by Questar with the SEC at the SEC’s website at www.sec.gov, at Questar’s website at www.questar.com or by sending a written request to Questar at Questar Corporation, Corporate Secretary, 333 South State St., P.O. Box 45433, Salt Lake City, UT 84145-0433. Security holders also may read and copy any reports, statements and other information filed by Questar with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the solicitation
Dominion, Questar and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Dominion’s directors and executive officers is available in Dominion’s proxy statement filed with the SEC on March 23, 2015, in connection with its 2015 annual meeting of stockholders, and information regarding Questar’s directors and executive officers is available in Questar’s proxy statement filed with the SEC on April 17, 2015, in connection with its 2015 annual meeting of shareholders. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

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DOMINION CONTACTS:    Media: Ryan Frazier, (804) 819-2521 or C.Ryan.Frazier@dom.com
Financial analysts: Kristy Babcock, (804) 819-2492 or Kristy.R.Babcock@dom.com

QUESTAR CONTACTS:    Media: Chad Jones, (801) 324-5495 or Chad.Jones@questar.com
Financial analysts: Tony Ivins, (801) 324-5218 or Tony.Ivins@questar.com